Exhibit 99.1

News Release

For Immediate Release

Stantec to acquire California water resources firm ECO:LOGIC Engineering

ROCKLIN, CA (August 12, 2010) TSX, NYSE:STN

Stantec announced today that it has signed a letter of intent to acquire Rocklin, California-based ECO:LOGIC Engineering, a leader in providing services to the water resources market with six offices and approximately 100 employees. The firm specializes in the planning, permitting, design, construction management, and operations of water and wastewater facilities in northern California and Nevada.

“The demand for clean and safe water continues to grow in North America, and the ECO:LOGIC team is on the forefront of the planning, design, and management of water and wastewater facilities,” says Bob Gomes, Stantec president and CEO. “The acquisition of ECO:LOGIC will add a lot more depth to our environmental infrastructure capabilities in the western United States.”

Some of ECO:LOGIC’s projects include the multiple award-winning Lincoln Wastewater Treatment and Reclamation Facility in northern California; the North Valley’s Water Importation Project near Reno, Nevada; and the City of Merced, California, Wastewater Treatment Plant expansion. The company’s leading-edge reputation is well deserved as demonstrated by its smooth integration of project financing, regulatory compliance, process optimization, automation, energy efficiency, and operations. The company recently developed an interactive operations manual for the iPad™ mobile digital device, which helps agencies permanently retain operations knowledge and keep treatment plants online and operating efficiently.

“The opportunity to join Stantec’s Environment practice was one that we didn’t feel we could pass up,” says Dave Bennett, CEO of ECO:LOGIC. “It gives us the chance to expand the reach of our services across the globe and the opportunity to work alongside other top water resources professionals throughout North America in addition to access to a broad range of technical resources that we can use to meet the needs of our clients.”

Stantec’s Environment practice—its largest with over 3,500 employees across the continent—provides services in environmental infrastructure, environmental management and remediation, and geotechnical engineering.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Heena Chavda Stantec Media Relations Stantec Tel: (416) 598-5299 Heena.chavda@stantec.com	Investor Contact Simon Stelfox Investor Relations Stantec (604) 696-8338 simon.stelfox@stantec.com
One Team. Infinite Solutions.